

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

Via E-mail
Alan R. Steel
Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

>   **Re: Point.360**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed September 23, 2011**
>   **File No. 001-33468**

Dear Mr. Steel:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Item 1A. Risk Factors, page 7

1. We note that you have attributed losses that have incurred in the last five years in part to a "number of unusual charges." We assume that the impairment charges recorded in fiscal 2009 and 2011 represent a portion of these charges. Please tell us the other unusual charges that have incurred and if not evident, tell us where they have been discussed in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2. We note that the decline in revenue was partly attributed to the move of operations from your Highland facility to other company locations as you renovate the Vine Property. We also note that the negative impact on revenues is expected to continue as your further consolidate facilities. Please disclose and further explain to us your plan to maximize

space utilization and reduce overhead as mentioned in your discussion as we note per your discussion in the Liquidity section that the Vine Property renovations have been postponed for the foreseeable future.

3. Please expand your discussion on the expansion of Movie>Q to further explain management's plans and intention for this business. We note that further expansion will require additional funding and the amount will depend on the number of stores to be open; however, a more detailed discussion that provides management's evaluation of the concept's performance thus far as well as the amount of funding necessary for each store would give investors a better understanding management's intent for this business.

Critical Accounting Policies and Estimates, page 21

4. In light of your declining stock price and history of losses and the fact that property and equipment comprise a significant portion of your assets, we believe your discussion on their valuation should be more detailed. Please revise to explain in more detail the steps that you perform to review your long-lived assets for recoverability, the significant assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.

5. In light of your history of net losses and negative operating income and current outlook, please tell us the percentage difference between the carrying value of your property and equipment and their recoverable amount when you performed the impairment test under ASC 360-10-35.

Note 8. Commitments and Contingencies, page 40

6. Please tell us how you accounted for each piece of the settlement with DGFC that occurred in September 2010. Include in your response management's assessment of the impact the settlement will have on operations, specifically the injunction relating to competing in the commercial spot advertising business, and to the extent material, provide a discussion in MD&A.

Note 4. Property and Equipment, page 36

7. In light of your history of net losses and negative operating income and current outlook, please tell us the percentage difference between the carrying value of your property and equipment and their recoverable amount when you performed the impairment test under ASC 360-10-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief